Tucson Tamale Company

Financial Statements

December 31, 2021 and 2020

Tucson Tamale Company
Index to the Financial Statements
December 31, 2021 and 2020

ACCOUNTANTS + ADVISORS
www.rrbb.com
ROSENBERG RICH BAKER BERMAN & COMPANY
265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

Independent Accountant's Review Report

To the Management of
Tucson Tamale Company
2550 N. Dragoon St. #120
Tucson, AZ 85745

We have reviewed the accompanying financial statements of Tucson Tamale Company (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations and retained deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion

Accountant's Conclusion

Based on our reviews we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
September 21, 2022

1

Tucson Tamale Company
Balance Sheets

	December 31,	
	2021	2020
Assets		
Current Assets		
Cash and cash equivalents	$ 601,185	$ 828,707
Accounts receivable	515,695	695,183
Inventory	438,781	255,277
Notes receivable, related party	2,500	74,160
Prepaid expenses and other current assets	16,724	29,002
Total Current Assets	1,574,885	1,882,329
Property and Equipment		
Equipment	600,539	594,538
Website	51,800	50,000
Furniture and fixtures	1,998	1,998
Leasehold improvements	2,455,215	599,798
Total Property and Equipment	3,109,552	1,246,334
Less - Accumulated depreciation	(665,894)	(521,376)
Property and Equipment, net	2,443,658	724,958
Other Assets	23,737	23,737
Total Assets	$ 4,042,280	$ 2,631,024
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 572,670	$ 297,865
Current portion of notes payable	1,016,936	289,581
Deferred revenue	-	85,060
Total Current Liabilities	1,589,606	672,506
Long Term Liabilities		
Promissory Notes Payable, net of current portion	904,401	677,584
Total Liabilities	2,494,007	1,350,090
Stockholders' Equity		
Series Seed Preferred Stock, $0.00001 par value, 1,121,000 authorized shares; 1,120,321 shares issued and outstanding at December 31, 2021 and 2020	11	11
Series Seed-1 Preferred Stock, $0.00001 par value, 1,094,000 authorized shares; 1,093,767 shares issued and outstanding at December 31, 2021 and 2020	11	11
Class A Common stock, $0.00001 par value, 8,188,935 authorized shares; 5,585,288 shares issued and outstanding at December 31, 2021 and 2020	56	56
Class B Common stock, $0.00001 par value, 829,500 authorized shares; 380,000 shares issued and outstanding at December 31, 2021 and 2020	4	4
Additional Paid in Capital	2,178,901	2,130,706
Retained deficit	(630,710)	(849,854)
Total Stockholders' Equity	1,548,273	1,280,934
Total Liabilities and Stockholders' Equity	$ 4,042,280	$ 2,631,024

Tucson Tamale Company
Statements of Operations and Retained Deficit

| | Year Ended December 31, | | | |
| | 2021 | | 2020 | |
	Amount	% to Sales	Amount	% to Sales
Sales	$ 6,801,097	100.0 %	$ 5,510,181	100.0 %
Cost of Goods Sold	5,346,555	78.6	4,060,828	73.7
Gross Profit	1,454,542	21.4	1,449,353	26.3
Selling, General and Administrative Expenses	1,486,125	21.9	1,014,912	18.4
Research and Development Expenses	53,834	0.8	16,376	0.3
Operating Income (Loss)	(85,417)	7.6	418,065	7.9
Other Income (Expense)				
Interest Expense	(67,976)	(1.0)	(34,422)	(0.6)
Other Income (Expense)	380,962	5.6	(9,220)	(0.2)
Recall Expense	-	-	(167,133)	(3.0)
Gain on disposal of fixed assets	-	-	18,500	0.3
Total Other Income (Expense)	312,986	4.6	(192,275)	(3.5)
Income Before Income Taxes	227,569	3.3	225,790	4.1
Provision for Income Tax Expense	8,425	0.2	13,689	-
Net Income Deficit	219,144	3.9 %	212,101	4.1 %
Retained Deficit - Beginning of Year	(849,854)		(1,061,955)	
Retained Deficit - End of Year	$ (630,710)		$ (849,854)	

Tucson Tamale Company
Statements of Cash Flows

	Year Ended December 31,	
	2021	2020
Cash Flows from Operating Activities:		
Net Income	$ 219,144	$ 212,101
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities		
Depreciation	144,518	139,389
Share based compensation expense	48,195	20,702
Gain on PPP loan forgiveness	(227,442)	-
Gain on fixed asset disposal	-	(18,500)
Changes in Operating Assets and Liabilities		
Accounts receivable	179,488	(472,144)
Inventory	(183,504)	(143,315)
Prepaid expenses and other assets	12,278	33,802
Accounts payable and accrued liabilities	274,805	44,784
Deferred revenue	(85,060)	41,275
Net Cash Provided by (Used in) Operating Activities	382,422	(141,906)
Cash Flows from Investing Activities:		
Proceeds from sale of fixed assets		11,910
Related party note receivable	71,660	(44,587)
Purchases of property and equipment	(1,863,218)	(165,980)
Net Cash Used in Investing Activities	(1,791,558)	(198,657)
Cash Flows From Financing Activities:		
Net proceeds from of long-term debt	1,181,614	148,479
Net Cash Provided by Financing Activities	1,181,614	148,479
Net (Decrease) in Cash	(227,522)	(192,084)
Cash - Beginning of Year	828,707	1,020,791
Cash - End of Year	$ 601,185	$ 828,707

Cash Paid for Taxes and Interest:

Cash Paid During the Year for:		
Income Taxes	$ -	$ 11,677
Interest	$ 31,171	$ 31,422

Supplementary Disclosures of Non-Cash Financing Activities:

Conversion of related party debt and accrued interest to Class A Common Stock	$ -	$ 201,580
Conversion of debt and accrued interest to Seed Series-1 Preferred Stock	$ -	$ 428,976

See notes to the financial statements and independent accountant's review report. 4

NATURE OF OPERATIONS

Tucson Tamale Company, a Delaware corporation, sells and ships gourmet tamales directly to consumers across the United States through their online store, as well as to wholesale markets including Safeway, Sprouts, Whole Foods, Co-ops and many more. In addition, tamales are available at local restaurants from casual to fine dining. The Company also sell bottled hot sauces and Tucson Tamale branded merchandise.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2021 or 2020.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. On a recurring basis, the Company uses its historical experience to estimate its accounts receivable reserve. The Company evaluates specific accounts where it has information that the client may have an inability to meet its financial obligations. In these cases, management uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that client against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that all accounts receivable at December 31, 2021 and 2020 are fully collectible, and that an allowance for doubtful accounts is not necessary. Bad debts of $0 and $172 were incurred for the years ended December 31, 2021 and 2020, respectively.

Inventory
Inventory consists principally of raw materials, packaging and finished goods. Inventory is stated at the lower of cost or net realizable value with cost determined by the first-in, first-out, (FIFO) method.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed principally on the straight-line method. The rates of depreciation are calculated to amortize the cost of the assets over their estimated useful lives as follows:

Machinery and equipment	1 - 7	Years
Furniture and fixtures	5	Years
Website	1	Year

Leasehold improvements are depreciated over a shorter of the remaining lease term or the useful life. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When machinery and equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved and any gain or loss is included in operations.

Revenue from Contracts with Customers
The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. Under ASC Topic 606, a contract with a customer is an agreement which both parties have approved, that creates enforceable rights and obligations, has commercial substance and where payment terms are identified and collectability is probable. Once the Company has entered a contract, it is evaluated to ensure the contract is legally enforceable, and in order to identify performance obligations.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue from Contracts with Customers (Continued)

For each performance obligation, revenue is recognized as control of promised goods or services transfers to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company's payment terms are generally 30 days. Certain customers pay all or a portion of the consideration up front, which is deferred until the Company has satisfied performance obligations under the contract.

The Company's contracts generally have a single performance obligation, which is the promise to deliver products to the customer. Revenue is recognized at a point in time, which is when control transfers to the customer upon delivery of the products. In determining the transaction price, management considered variable consideration contained in the contract. Variable consideration primarily includes discounts for early payments, returns, slotting fees, and other consideration payable to the customer. These amounts are estimated based on the historical experience of the Company and included as a reduction of revenue.

Contract Balances

Contract liabilities relate to advance consideration received from customers for which revenue has not been recognized. Current contract liabilities are recorded in deferred revenue on the Balance Sheets. Contract liabilities are reduced when the associated revenue from the contract is recognized, which is at the time the performance obligation has been satisfied. At December 31, 2021 and 2020, there was $0 and $85,060, respectively in deferred revenue and is expected to be recognized in the future once related performance obligations are satisfied.

Advertising Costs

Advertising costs are charged to operations when incurred. The advertising costs charged to expenses were $206,734 and $113,744 in 2021 and 2020, respectively.

Stock-Based Compensation

In fiscal 2018, the Company's board of directors approved the 2018 Equity Incentive Compensation Plan (the "Plan"). Under the Plan, awards are measured at fair value and recognized over the requisite service period. Forfeitures are accounted for in the period they occur. The Company estimates the fair value of each stock-based award on the date of grant using the Black-Scholes option pricing model which requires the input of subjective assumptions, including price volatility of the underlying stock, risk-free interest rate, dividend yield, and expected term of the option.

Subsequent Events Evaluation Date

Management has evaluated subsequent events through September 21, 2022, the date the financial statements were available to be issued.

Income taxes

Tucson Tamale files their tax returns as a "C" corporation. Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations, and the future benefit of any net operating loss carryforwards. The Company has no unrecognized tax benefits at December 31, 2021. The Company is no longer subject to federal and state income tax examinations by tax authorities for years before December 31, 2015. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. If applicable, the Company would recognize interest and penalties associated with tax matters as part of the income tax provision and include accrued interest and penalties with the related tax liability in the combined balance sheet.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company utilizes estimates and assumptions in determining the fair value of its Common Stock and other equity instruments. The fair value was determined using valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, *Valuation of Privately-Held Company Equity Securities Issued as Compensation*. The Company's fair value assessment estimated the fair value of the Company's Common Stock based on a number of objective and subjective factors, including external market conditions affecting the Company's industry sector and the prices at which the Company sold shares of stock, the superior rights and preferences of securities senior to the Company's Common Stock at the time, and the likelihood of achieving a Deemed Liquidity Event, as defined, such as a public offering or sale of the Company. Significant changes to the key assumptions used in the valuations could result in different fair values of Common Stock and other equity instruments at each valuation date.

PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31:

	2021	2020
Machinery, furniture, fixtures equipment and leasehold improvements	$ 3,109,552	$ 1,246,334
Less: accumulated depreciation	(665,894)	(521,376)
Property and Equipment, net	$ 2,443,658	$ 724,958

Depreciation expense for the years ended December 31, 2021 and 2020 was $144,518 and $139,389, respectively.

CONCENTRATIONS

The Company provides credit in the normal course of business to customers located in the U.S. the Company had four customers whose sales were in excess of 10% of total sales. These four customers accounted for approximately 19%, 17%, 15%, and 11% of total sales for the year ended December 31, 2020. Additionally, the Company had three customers whose accounts receivable balances were in excess of 10% of total accounts receivable at December 31, 2020. These three customers accounted for approximately 28%, 21%, and 18% of total accounts receivable at December 31, 2020. During the year ended December 31, 2021, the Company had four customers whose sales were in excess of 10% of total sales. These four customers accounted for approximately 17%, 16%, 15%, and 14% of total sales for the year ended December 31, 2021. Additionally, the Company had no customers whose accounts receivable balances were in excess of 10% of total accounts receivable at December 31, 2021.

DEBT

Bank Promissory Notes

During the years ended December 31, 2021 and 2020, the Company had various promissory notes outstanding with various third party banks. The total amounts outstanding at December 31, 2021 and 2020 are set forth in the table below.

	December 31,	
	2021	2020
5.25% Promissory note, maturing July 2, 2022	$ -	$ 10,274
5.25% Promissory note, maturing February 26, 2024	110,562	193,535
5.99% Promissory note, maturing August 11, 2025	129,502	172,922
5.99% Promissory note, maturing December 18, 2025	32,026	41,473
5.25% Promissory note, maturing July 12, 2031	584,745	-
5.25% Promissory note maturing February 19, 2027	47,566	57,500
Total long-term promissory notes, excluding current maturities	904,401	475,704
Current portion of promissory notes	1,016,936	264,175
Total Promissory Notes	$ 1,921,337	$ 739,879

The following table summarizes the scheduled annual maturities for the next five years and thereafter of the Company's promissory notes with Commerce Bank of Arizona:

Total maturities of long-term debt are as follows:

Year ending December 31,	
2022	$ 1,016,936
2023	217,467
2024	145,140
2025	119,256
2026	77,526
Thereafter	345,012
Total	$ 1,921,337

Payroll Protection Program Loan

On April 27, 2020, the Company received loan proceeds under the Paycheck Protection Program pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") as administered by the U.S. Small Business Administration (the "SBA") in the principal amount of $227,242 (the "PPP Loan"). The PPP Loan, as amended by the Paycheck Protection Flexibility Act of 2020 (the "PPPFA"), has a minimum maturity on the five-year anniversary of the funding date and bears interest at a fixed rate of 1.00% per annum. All or a portion of the PPP Loan may be forgiven by the SBA upon application within ten months after the last day of the covered period subject to the criteria specified in the PPPFA. Monthly principal and interest payments, less the amount of any potential forgiveness, will commence on the ten-month anniversary of the covered period but no later than sixteen months from the funding date.

During the year ended December 31, 2021, the Company was notified that the loan was fully forgiven. Accordingly, the Company recorded a gain on forgiveness in the amount of $227,442, which is included in other income and expense on the statement of operations.

SHAREHOLDERS' EQUITY

Classes of Stock and Rights

On August 5, 2019 the Company amended and restated its Certificate of Incorporation to (i) authorize 11,233,435 shares of capital stock of the Company, consisting of 9,018,435 shares of Common Stock and 2,215,000 shares of Preferred Stock, (ii) designate 8,188,935 shares of the Company's Common Stock as Class A Common Stock (the "Class A Common Stock") and 829,500 shares of the Company's Common Stock as Class B Common Stock (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), (iii) designate 1,121,000 shares of the Company's Preferred Stock as Series Seed Preferred Stock (the "Series Seed Preferred Stock") and 1,094,000 shares of the Company's Preferred Stock as Series Seed-1 Preferred Stock (the "Series Seed-1 Preferred Stock" and together with the Series Seed Preferred Stock, the "Preferred Stock"); and (iv) to establish the rights, preferences, privileges and restrictions of the Preferred Stock. In conjunction with the amendments made, the Board of Directors approved a ten-for-one stock split. All share amounts presented in these financial statements reflect the impact of the stock split.

The Class A Common Stock and Class B Common Stock of the Corporation are identical in all respects except that the holders of Class B Common Stock has no voting power for any purpose and holders of Class B Common Stock are not entitled to notice of any meetings of the stockholders. The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings.

The holders of shares of Preferred Stock are entitled to receive dividends, out of any assets legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Company, at the applicable dividend rate, payable when, as and if declared by the Board of Directors. Such dividends are no cumulative. The holders of outstanding Preferred Stock can waive any dividend preference that such holders are entitled to receive upon affirmative vote or written consent of the holders of a majority of the shares of Preferred Stock then outstanding (voting on an as-converted basis). The dividend rate, as defined in the amended and restated Certificate of Incorporation, is $0.0803 per annum for each share of Series Seed Preferred Stock and $0.0235 per annum for each share of Series Seed-1 Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like). There have been no dividends declared by the Board of Directors in either of the years ending December 31, 2021 or December 31, 2020.

STOCK BASED COMPENSATION

In the 2018 fiscal year, the Company adopted the 2018 Equity Incentive Compensation Plan (the "Plan"), which permits the Board of Directors to issue up to 480,000 options to purchase shares of the Company's Class B common stock. Options under the Plan are non-qualified, and vest over a period of two to three years at a vesting rate of 1/24th or 1/36th per month, respectively. Options under the Plan expire at the tenth anniversary of the option date and are non-transferable.

STOCK BASED COMPENSATION (continued)

A summary of the stock option activity and related information for the 2018 Equity Incentive Compensation Plan for the year ended December 31, 2021 and 2020 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
January 1, 2020	170,000	$ 0.44	9.86
Granted August 20, 2020	131,780	0.91	
Total December 31, 2020	301,780	$ 0.65	9.20
Granted April 27, 2021	130,000	0.91	
Total December 31, 2021	431,780	$ 0.58	8.54

Determination of Fair Value of Common Stock. As there has been no public market for the Company's common stock to date, the estimated fair value of common stock has been determined by the Company's board of directors as of the date of each option grant, with input from management, considering the most recently available third-party valuations of common stock and the board of directors' assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In addition to considering the results of these independent third-party valuations, the Company's board of directors considered various objective and subjective factors to determine the fair value of its common stock as of each grant date, including: the prices of the preferred stock sold to or exchanged between outside investors in arm's length transactions and the rights, preferences and privileges of the preferred stock as compared to those of the Company's common stock including liquidation preferences of the Company's preferred stock; the Company's business conditions and projections; the Company's financial position and its historical and forecasted performance and operating results; the lack of an active public market for the Company's common stock and preferred stock; the likelihood of achieving a liquidity event for the Company's securityholders, such as an initial public offering or a sale of the Company in light of prevailing market conditions. Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities similar to the expected term of the awards. The weighted average risk-free rate used for valuing the 2021 and 2020 grants was 0.36% and 0.19%, respectively.

Expected dividend yield. The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends and, therefore, used an expected dividend yield of zero.

STOCK BASED COMPENSATION (continued)

Expected volatility. Since the Company is not a public company and does not have a trading history for its common stock, the expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the industry in which the Company operates. The weighted average volatility used for valuing both the 2021 and 2020 options granted was 40%.

Expected life. The expected life represents the period of time that options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determines the expected life assumption using the simplified method, for employees, which is an average of the contractual term of the option and its vesting period.

Total stock based compensation expense for the years ending December 31, 2021 and 2020 was $48,239 and $20,702, respectively. Unrecognized stock based compensation expense related to outstanding option awards at December 31, 2021 and December 31, 2020 totaled $50,891and $79,137, respectively.

OPERATING LEASES

The Company occupies the following two office space under operating leases expiring on various dates through June 2022. In August of 2021 the company amended its its leases and extend them through June 2027. The future minimum lease and rent payments are as follows:

For years ending December 31:

2022	$	102,594
2023		141,128
2024		145,092
2025		149,175
2026		153,380
Thereafter		77,757
Total future minimum rent payments:	$	769,126

Total rent expense for the years ended December 31, 2021 and December 31, 2020 was $190,403 and $128,380, respectively. In addition to the leases noted above, the Company entered into a lease agreement on November 11, 2020, which did not commence until 2021.

RELATED PARTY TRANSACTIONS

Related Party Notes Receivable
During the year ended December 31, 2020, the Company sold a piece of equipment to a related party in exchange for a non-interest bearing note receivable. The majority shareholders and co-founders of Tucson Tamale Company are also part owners of this entity. At the time of sale, the asset was fully depreciated. The Company recognized a gain on the disposal of $18,500. At December 31, 2021 and 2020, the balance of the note receivable outstanding was $2,500 and $10,000, respectively. The Company also was owed a total of $64,160 and $0 at December 31, 2021 and 2020, respectively, for other amounts lent to the related party. There are no set repayment terms or interest rates for these related party notes receivable.

RELATED PARTY TRANSACTIONS (continued)

Sales to Related Parties

Throughout the years ended December 31, 2021 and 2020, the Company sold products to two separate related parties. The majority shareholders and co-founders of Tucson Tamale Company are also part owners of these entities. During the years ended December 31, 2021 and 2020, the Company recognized revenue of $295,255 and $287,996 from these customers. At December 31, 2021 and 2020, the Company had receivables due from these related party customers of $55,847 and $17,305, respectively.

INCOME TAXES

In fiscal year 2021, the Company recorded a tax provision of $8,425. Components of our income tax provision were as follows:

	2020
Current tax expense:	
Federal	$ -
State	8,425
Total current expense	8,425
Deferred tax expense:	
Federal	-
State	-
Total deferred tax expense	-
Total income tax provision	$ 8,425

Deferred tax assets (liabilities) at December 31, 2021 consist of the following:

Stock compensation (nonqualified awards)	$ 13,865
Charitable donations	115
Property and Equipment	(531,637)
Net operating loss	749,480
Other credits	29,936
Total deferred tax assets	261,759
Less: valuation allowance	(261,759)
Net deferred tax assets	$ -

Due to consecutive net losses in the past three years a valuation allowance has been provided based on the uncertainty of utilizing the tax benefit. Differences between statutory rate and effective tax rate relate primarily due to the change in the valuation allowance, state and federal tax credits, and permanent differences.

UNCERTAINTIES

Recall

During the fourth quarter of 2020, the Company voluntarily recalled certain products sold during the period as it was discovered that contaminants were present one of the raw materials purchased from a single supplier. The contaminant was identified to be small pieces of plastic. The supplier has verbally agreed to reimburse the Company for their costs incurred and spoilage resulting from the recall. Total costs incurred as of December 31, 2020 totaled $167,133 and is presented in the statement of operations under other income and expense. No gain or receivable has been recorded at December 31, 2020. As of the date of these financial statements, there has been no settlement with the supplier. During the period ended December 31, 2021, the Company was reimbursed for these costs and recorded a gain of $196,582 which is included in other income and expense on the statement of operations.